SECURITIES AND EXCHANGE COMMISSION
WASHINGTON,  D.C.  20549
SCHEDULE 13G/A
 Under the Securities Exchange Act of 1934


XOMA Corporation
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(Name of issuer)
COMMON STOCK, $0.0075 PAR VALUE PER SHARE
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(Title of class of Securities)
98419J107
--------------
(CUSIP Number)
14 FEBRUARY 2012
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(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]	Rule 13d-l(b)
[X]	Rule 13d-l(c)
[ ]	Rule 13d-l(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
       The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 98419J107						Page 2 of 7 Pages
1.	NAME OF REPORTING PERSON

       EASTERN CAPITAL LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  [ ]
    (b)  [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
       CAYMAN ISLANDS
NUMBER OF
5.  SOLE VOTING POWER				-0-
SHARES

BENEFICIALLY
6.  SHARED VOTING POWER				2,924,214
OWNED BY

EACH
7.  SOLE DISPOSITIVE POWER			-0-
REPORTING

PERSON
8.  SHARED DISPOSITIVE POWER			2,924,214
WITH

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,924,214 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) 				 [ ]
       EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       8.33%
12.	TYPE OF REPORTING PERSON
       CO


CUSIP NO. 98419J107						Page 3 of 7 Pages
1.	NAME OF REPORTING PERSON

       PORTFOLIO SERVICES LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  [ ]
    (b)  [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
       CAYMAN ISLANDS
NUMBER OF
5.  SOLE VOTING POWER				-0-
SHARES

BENEFICIALLY
6.  SHARED VOTING POWER				2,924,214
OWNED BY

EACH
7.  SOLE DISPOSITIVE POWER			-0-
REPORTING

PERSON
8.  SHARED DISPOSITIVE POWER			2,924,214
WITH

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,924, 214 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) 				 [ ]
       EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       8.33%
12.	TYPE OF REPORTING PERSON
       CO









CUSIP NO. 98419J107					Page 4 of 7 Pages
1.	NAME OF REPORTING PERSON

       KENNETH B. DART
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  [ ]
    (b)  [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
       CAYMAN ISLANDS
NUMBER OF
5.  SOLE VOTING POWER				-0-
SHARES

BENEFICIALLY
6.  SHARED VOTING POWER				2,924,214
OWNED BY

EACH
7.  SOLE DISPOSITIVE POWER			-0-
REPORTING

PERSON
8.  SHARED DISPOSITIVE POWER			2,924,214
WITH

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,924,214 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)				[ ]
       EXCLUDES CERTAIN SHARES
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       8.33%
12.	TYPE OF REPORTING PERSON
       IN









CUSIP No. 98419J107						Page 5 of 7 Pages
ITEM l(a).	NAME OF ISSUER:
       XOMA Corporation
ITEM l(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
       2910 SEVENTH STREET
       BERKELEY, CALIFORNIA 94710
ITEM 2(a).	NAME OF PERSON FILING:
1)	EASTERN CAPITAL LIMITED
Eastern Capital Limited is a direct wholly owned subsidiary
of Portfolio Services Ltd., a Cayman Islands corporation.
2)	PORTFOLIO SERVICES LTD.
Portfolio Services Ltd., a Cayman Islands corporation,
is a holding company which owns all of the outstanding
shares of Eastern Capital Limited.
3)	KENNETH B. DART
Mr. Dart is the beneficial owner of all of the outstanding
shares of Portfolio Services Ltd., which in turns owns
all the outstanding shares of Eastern Capital Limited.
ITEM 2(b).	ADDRESS OF PRINCIPAL OFFICE:
1)	10 Market Street, #773
     Camana Bay
     Grand Cayman, KY1-9006  CAYMAN ISLANDS

2)	10 Market Street, #773
     Camana Bay
     Grand Cayman, KY1-9006  CAYMAN ISLANDS

3)	P.O. BOX 31300
     Grand Cayman  KY1-1206  CAYMAN ISLANDS

ITEM 2(c).	CITIZENSHIP:
1)	Cayman Islands
2)	Cayman Islands
3)	Cayman Islands


CUSIP NO.  98419J107					Page 6 of 7 pages
ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
		Common Stock $0.0075 par value per share
ITEM 2(e).	CUSIP NUMBER:	98419J107
ITEM 3.	Not Applicable.
ITEM 4.	OWNERSHIP
The percentage ownership noted in this Schedule 13G/A is based on 35,107,007 number of shares outstanding as reported in the Issuer's Form S-4MEF filed with the SEC on January 3, 2012. As of the date of this filing, Eastern Capital Limited, Portfolio
Services Ltd. and Mr. Dart beneficially own in the aggregate the following:

(a)	Amount Beneficially owned:	2,924,214
(b)	Percent of Class:	8.33%
(c)	Number of shares as to which the person has:
       (i)  sole power to vote or to direct the vote:	-0-
       (ii) shared power to vote or to direct the vote:  2,924,214
       (iii)sole power to dispose of or to direct the disposition of:
       -0-
       (iv) shared power to dispose of or to direct the disposition of:
       	2,924,214
ITEM 5.	OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS:	[ ]
ITEM 6.	OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON:
			Not Applicable
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
PARENT HOLDING COMPANY OR CONTROL PERSON.  Not applicable









CUSIP NO.  98419J107				Page 7 of 7 pages

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.	Not applicable.
ITEM 10.  CERTIFICATION.
       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
       SIGNATURE.
       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EASTERN CAPITAL LIMITED
/s/ Kenneth B. Dart
BY:  Kenneth B. Dart, Director
14 FEBRUARY 2012

PORTFOLIO SERVICES LTD.
/s/ Kenneth B. Dart
BY:  Kenneth B. Dart, Director
14 FEBRUARY 2012


KENNETH B. DART
14 FEBRUARY 2012

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